 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

Date of Report (Date of earliest event reported): July 10, 2019

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	46-5473113
(State of other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

8236 Remmet Avenue, Canoga Park, California 91304

(Full mailing address of principal executive offices)

(818) 349-2870

(Issuer’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, par value $0.001 per share

Item 9. Other Events

Termination of Letter of Intent

                On July 10, 2019 Med-X, Inc. (“Company”) officially terminated its Letter of Intent with For Termites Only, LLC dba Akamai Pest Solutions (“Akamai”). Termination was based upon the Company’s completion of its due diligence in which it determined that Akamai did not meet the Company’s business criteria and structure.

This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors.

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MED-X, INC.
(Exact name of issuer as specified in its charter)

Date: July 15, 2019	By:	/s/ Ronald J. Tchorzewski
Ronald J. Tchorzewski
Chief Financial Officer

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